July 25, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: Re: ZenaTech, Inc. - Form F-1 (Amendment No. 7)

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to notify the United States Securities and Exchange Commission (the “SEC”) that the Company has filed an amended Registration Statement on Form F-1 (Amendment No. 7) (the “Registration Statement”) in connection with a proposed listing of its common stock on The Nasdaq Capital Market to reflect the following:

1.On July 1, 2024, a 1 for 6 reverse stock split of its common shares was effected by the Company. All share and per share data presented in the Registration Statement has been adjusted to give effect to the reverse stock split and footnotes 21 and 22 have been added to the financial statements in that regard.

2.On July 15, 2024, the Company issued 291,829 common shares at a price of $10.28 for gross proceeds of approximately $3,000,000.

3.The Company has made minor amendments to the Registration Statement to better present or clarify the disclosure.

The Company is proposing to make an acceleration request for effectiveness of the Registration Statement once these amendments are cleared by the SEC.

We trust the foregoing will be satisfactory. However, please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

AC/13167945.1

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.

AC/13167945.1